

September 17, 2014

<u>Via E-Mail</u>
Mr. Steven Curtis
Chief Financial Officer
24 Ninth Street
Lower Houghton
Johannesburg, Gauteng 2198
South Africa

> **Re:** **Caledonia Mining Corporation**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed May 15, 2014**
> **File No. 000-13345**

Dear Mr. Curtis:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing any information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2013</u>

<u>Operational Review and Results of Operation, page 23</u>

<u>Production Costs, page 25</u>

1.   We note you disclose non-IFRS measures such as "On-Mine Cash Cost per Ounce," "All-in Sustaining Cost per Ounce," and "All-in Cost per Ounce" for your Blanket mine. Please provide additional disclosures as required by Item 10 (e) of Regulation S-K. We were unable to locate the cross-referenced "Section 10 of the MD&A of 2013" which appeared to include the explanatory disclosures.

Operating and Financial Review and Prospects, page 31

2.   Please revise your future filings to provide a more detailed explanation of the material factors that have affected your financial condition and results of operations for the periods covered by the financial statements. For example, describe in greater detail the reasons for the increases in production costs in 2013, such as labor and consumable costs. Also discuss unusual or infrequent events or new developments that materially affect your income. For example, you disclose that your all-inclusive costs for 2013 increased primarily due to the CSI donation, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future income.   Refer to Item 5 of Form 20-F and SEC Release No. 33-8350, available at www.sec.gov./rules/interp/33-8350.htm. Please also provide us with your proposed language.

3.   We note numerous references in this section to the MD&A of 2013 filed with the Canadian Securities Regulators. It is unclear if you are attempting to incorporate by reference information from another filing. To the extent you are attempting to incorporate information by reference, tell us how your disclosure is consistent with Exchange Act Rule 12b-23 or include this information in future filings.

Trend Information, page 35

4.   Please revise future filings to provide an enhanced discussion of known trends, uncertainties, demands, commitments or events that management views as most reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. For example, you state that Blanket's cash operating costs in Q4 increased compared to the preceding and comparable quarters due to reduced production and higher labor and consumable costs incurred in the quarter.   If reduced production or certain higher costs are a known material trend or uncertainty, please describe. For guidance, refer to SEC Release 33-8350. Please also provide us with your proposed language.

Controls and Procedures, page 56

Management's Annual Report on Internal Control over Financial Reporting, page 56

5.   We note that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2013 using "an internationally acceptable framework considered appropriate for the group." Please clarify what framework was used to evaluate internal control over financial reporting for the year ended December 31, 2013. Refer to Item 15(b)(2) of Form 20-F for guidance.

Financial Statements, page 59

Note 5. Blanket Zimbabwe Indigenization Transaction, page F-25

6.   We note that as a result of the Indigenization and Economic Empowerment Act 2007 passed by the Zimbabwean parliament, 51% shareholding of Blanket Limited ("Blanket Mine") was acquired by the Indigenization Shareholders in 2012 and you now have 49% ownership interest in the Blanket Mine. In addition, effective November 14, 2012, four Zimbabweans were appointed to the Board of Directors of Blanket Limited, the other four directors were appointed by Caledonia. However, you continue to consolidate Blanket Mine as you believe that you retain control at board level. We note you assessed the criteria in IFRS 10 and concluded that consolidation continued to be appropriate. Please explain to us the basis for your conclusion and tell us how you determined that the three elements for control under paragraph 7 of IFRS 10 were met.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining